Exhibit 3.3

CERTIFICATE OF FORMATION – FOR-PROFIT CORPORATION

of

CANNAVEST CORP.

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

CannaVEST Corp.

Article 2 – Registered Agent and Registered Office

The registered agent is an organization by the name of:

Corporation Service Company d/b/a CSC-Lawyers Incorporating Service Company

The business address of the registered agent and the registered office address is:

211 E. 7th Street, Suite 620

Austin, Texas 78701-3218

Article 3 – Directors

The number of directors constituting the initial board of directors is one and the name and address of the person who is to serve as director until the first annual meeting of shareholders or until his successor is elected and qualified are as follows:

H.J. Cole

2502 Live Oak Street, Suite 205

Dallas, Texas 75204

Article 4 – Authorized Shares

The corporation is authorized to issue two classes of shares of stock to be designated as “Common Stock” and “Preferred Stock.” The total number of shares that the corporation shall have the authority to issue is 200,000,000. The total number of shares of Common Stock shall be 190,000,000, and each such share shall have a par value of $0.0001; and the total number of shares of Preferred Stock shall be 10,000,000, and each such share shall have a par value of $0.0001.

(a) Common Stock. The corporation is authorized to issue shares of Common Stock from time to time, which shall have all of the rights normally associated with shares of common stock under the Texas Business Organizations Code.

(b) Preferred Stock. The corporation is authorized to issue shares of Preferred Stock from time to time in one or more series or classes, each such share or class to have such distinctive designation or title as may be fixed by resolution of the board of directors of the corporation, duly adopted prior to the issuance of any shares thereof. Each such series or class shall have such voting powers, if any, and such preferences and/or other special rights, with such qualifications, limitations, or restrictions of such preferences and/or rights as shall be stated in the resolution or resolutions providing for the issuance of such series or class of shares of Preferred Stock.

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Article 5 – Purpose

The purpose for which the corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Supplemental Provisions/Information

None

Effectiveness of Filing

This document becomes effective when the document is filed by the secretary of state.

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: January 28, 2013

By: Michael Mona, Jr.

/s/ Michael Mona, Jr.

Michael Mona Jr., President, Treasurer and Secretary

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